Exhibit 99.1

Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name Noah Holdings Private Wealth and Asset Management Limited Stock code 06686 Multi-counter stock code and currency Not applicable Other related stock code(s) and name(s) Not applicable Title of announcement FINAL DIVIDEND FOR THE YEAR ENDED DECEMBER 31, 2022 (UPDATED) Announcement date 12 June 2023 Status Update to previous announcement Reason for the update / change Update on the (1) ex-dividend date; (2) latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend; (3) record date; and (4) payment date Information relating to the dividend Dividend type Final Dividend nature Ordinary For the financial year end 31 December 2022 Reporting period end for the dividend declared 31 December 2022 Dividend declared RMB 5.5 per share Date of shareholders' approval 12 June 2023 Information relating to Hong Kong share register Default currency and amount in which the dividend will be paid HKD amount to be announced Exchange rate To be announced Ex-dividend date 26 June 2023 Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend 27 June 2023 16:30 Book close period Not applicable Record date 27 June 2023 Payment date 14 July 2023 Share registrar and its address Computershare Hong Kong Investor Services Limited Shops 1712-1716 17/F, Hopewell Center 183 Queen’s Road East Wan Chai

Hong Kong Information relating to withholding tax Details of withholding tax applied to the dividend declared Not applicable Information relating to listed warrants / convertible securities issued by the issuer Details of listed warrants / convertible securities issued by the issuer Not applicable Other information Other information Not applicable Directors of the issuer As of the date of this announcement, the board of directors comprises Ms. Jingbo Wang, the chairwoman of the board of directors, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.